20007921

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: August 31, 2020<br>Estimated average burden<br>hours per response . . . 12.00 |

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-53738 |



# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: EquiLend LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 10th Floor Suite 1020
(No. and Street)

| New York, | NY | 10281 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Paul Nigrelli (212) 901-2228
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

| 757 Third Avenue | New York | New York | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

## OATH OR AFFIRMATION

I, Paul Nigrelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EquiLend LLC., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTOPHER DIDOMENICO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01DI6401894
Qualified in Kings County
Commission Expires December 16, 2023

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

# EQUILEND LLC

**(A wholly owned subsidiary of EquiLend Holdings LLC)**

December 31, 2019

**EQUILEND LLC**
**(A wholly owned subsidiary of EquiLend Holdings LLC)**

## TABLE OF CONTENTS

**GRANT THORNTON LLP**
757 Third Ave., 9th Floor
New York, NY 10017-2013

**D** +1 212 599 0100
**F** +1 212 370 4520
**S** linkd.in/grantthorntonus
twitter.com/grantthorntonus

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
EquiLend LLC

**Opinion on the financial statements**
We have audited the accompanying statement of financial condition of EquiLend LLC, (a Delaware corporation), (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for opinion**
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton

**Supplemental information**

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2008.

New York, New York
February 25, 2020

# EQUILEND LLC
## (A wholly owned subsidiary of EquiLend Holdings LLC)
## Statement of Financial Condition
### As of December 31, 2019

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 2,258,592 |
| Investments, at fair value | | 4,911,913 |
| Accounts receivable | | 2,346,980 |
| Due from affiliates | | 465,460 |
| Other assets | | 177,994 |
| Total assets | $ | 10,160,939 |
| **Liabilities** | | |
| Deferred revenue and other liabilities | $ | 2,064,035 |
| Due to affiliates | | 200,780 |
| Total liabilities | | 2,264,815 |
| **Member's equity** | | |
| Accumulated profits | | 6,696,124 |
| Member's contributions | | 1,200,000 |
| Total member's equity | | 7,896,124 |
| Total liabilities and member's equity | $ | 10,160,939 |

*The accompanying notes are an integral part of this statement.*

## EQUILEND LLC
### (A wholly owned subsidiary of EquiLend Holdings LLC)
### Statement of Operations
**Year ended December 31, 2019**

| | | |
|---|---|---|
| **Revenues** | | |
| Participation Fees | $ | 30,962,919 |
| Brokerage fees from affiliates | | 10,474,289 |
| Other Income | | 282,014 |
| Total revenues | | 41,719,222 |
| **Expenses** | | |
| Employee compensation and benefits | $ | 16,005,650 |
| Technology and communications | | 5,195,278 |
| Service fee | | 4,681,883 |
| Professional services | | 4,535,305 |
| Cost plus expense | | 1,986,679 |
| Office general and administrative | | 1,486,660 |
| Occupancy | | 1,308,412 |
| Total expenses | | 35,199,867 |
| Profit before tax | | 6,519,355 |
| Tax Expense | | 115,889 |
| Net Income | $ | 6,403,466 |

*The accompanying notes are an integral part of this statement.*

# EQUILEND LLC
## (A wholly owned subsidiary of EquiLend Holdings LLC)
## Statement of Changes in Member's Equity
**Year ended December 31, 2019**

| | Member's Contributions | Accumulated Profits | Total |
|---|---|---|---|
| **Member's equity at December 31, 2018** | $ 1,200,000 | $ 6,292,658 | $ 7,492,658 |
| Distributions | - | (6,000,000) | (6,000,000) |
| Net income | - | 6,403,466 | 6,403,466 |
| **Member's equity at December 31, 2019** | $ 1,200,000 | $ 6,696,124 | $ 7,896,124 |

*The accompanying notes are an integral part of this statement.*

## EQUILEND LLC
## (A wholly owned subsidiary of EquiLend Holdings LLC)
## Statement of Cash Flows
### Year ended December 31, 2019

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net Income | $ | 6,403,466 |
| Adjustment to reconcile net income to net cash provided by operations | | |
| Increase and decrease in operating assets and liabilities | | |
| Increase in accounts receivable | | (1,274,088) |
| Decrease in due to affiliates | | (732,482) |
| Decrease in due from affiliates | | 149,598 |
| Increase in deferred revenue and other liabilities | | 403,832 |
| Increase in other assets | | (25,981) |
| Net change in unrealized appreciation in investments | | (272,120) |
| Net cash provided by operating activities | | 4,652,225 |
| **Cash flows from investing activities** | | |
| Purchase of securities | | (1,019,091) |
| Net cash provided by investing activities | | (1,019,091) |
| **Cash flows from financing activities** | | |
| Capital distributions | | (6,000,000) |
| Cash used in financing activities | | (6,000,000) |
| Net decrease in cash | | (2,366,866) |
| Cash at beginning of year | | 4,625,458 |
| Cash at end of year | $ | 2,258,592 |

*The accompanying notes are an integral part of this statement.*

## 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

EquiLend LLC (the "Company"), a Delaware limited liability company, was formed in 2001. In 2002, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and as a member of the National Association of Securities Dealers ("NASD") and commenced operations. In 2008, the NASD was consolidated into the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered as an Alternative Trading System as a member of FINRA. In 2015, the Company became registered to conduct business in Australia and is now a member of the Australian Securities & Investments Commission ("ASIC").

EquiLend Holdings LLC (the "Parent") has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions between securities lenders and borrowers. The Company, through a service agreement with the Parent, offers services to users through the Platform along with the Company's affiliates, EquiLend Europe Limited, EquiLend Canada Corp., EquiLend Limited, EquiLend Asia Limited, DataLend LLC, EquiLend Clearing LLC and Automated Equity Finance Markets, Inc. (collectively the "Affiliates"). The Company and the Affiliates are wholly owned subsidiaries of the Parent.

The Company maintains an office and a branch in New York.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Topic 842 affects any entity that enters into a lease, with some specified scope exemptions. The guidance in this ASU supersedes Topic 840, Leases. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use ("ROU") asset representing its right to use the underlying asset for the lease term. This update is effective for the Company as of January 1, 2019 (for fiscal years beginning after December 15, 2018 including interim periods within those fiscal years). As such, the Company adopted Topic 842 as of January 1, 2019. The Company has concluded that the adoption of the ASU does not have a material impact on its financial condition, results of operations or cash flows as the Company did not identify any leases.

In June 2016, the FASB issued ASU No. 2016-13, ("ASU 2016-13"), Financial Instruments – Credit Loss (Topic 326), which updates the guidance on recognition and measurement of credit losses for financial assets. The new requirements, known as the current expected credit loss model ("CECL") will require entities to adopt an impairment model based on expected losses rather than incurred losses. This update is effective for the Company on January 1, 2020 (for fiscal years beginning after December 15, 2019 including interim periods within those fiscal years). The Company is currently evaluating the potential impact of the adoption of the new standard on its statement of financial condition and results of operations.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and cash equivalents**

All highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable FDIC limitations.

**Investments**

Investments include investments in publicly traded mutual funds, exchange traded funds and a certificate of deposit. All investments are carried at fair value which is determined by quoted prices at the measurement date. Investment transactions are recorded on a trade-date basis with unrealized gains and losses reflected in Other Income in the Statement of Operations.

**Revenue Recognition**

The Company earns participation fees from facilitating securities lending and borrowing transactions on the Platform. Participation fees are earned over the period the services are performed as this is when the performance obligation is satisfied and the risks and rewards transfer to the customer. In addition, the Company collects and remits revenue on behalf of the Affiliates. Participation fees received in advance are recorded as deferred revenue on the Statement of Financial Condition and recognized over the period to which the fees relate, generally three months. Integration fees include services for technical and business integration, testing and training for new users and are recognized over the term of the relative user agreement, generally one year. Integration fees are reflected as part of Other Income on the statement of operations.

Brokerage fees represent transaction fees earned from EquiLend Europe Limited, EquiLend Canada Corp. and EquiLend Limited for the facilitation of securities lending and borrowing transactions executed by the users of these affiliates. Such brokerage fees are earned in the month for which services are performed for these affiliates.

**Accounts Receivable**

Accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The Company's accounts receivable arise from participation fees in the U.S. and abroad. The Company has not placed a reserve on its accounts receivable balance as it believes that all of its accounts receivable will be collected.

**Taxes**

The Company is a single member limited liability company, which is treated as a disregarded entity for income tax purposes. Accordingly, the taxable income or loss of the Company is included in the

unincorporated business tax ("UBT") tax return of the Parent. The Company and the Parent are both subject to UBT. The Company computes its income tax provision on a separate entity basis. Income taxes are accounted for using the asset and liability method. Deferred income taxes are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when it is more likely than not that deferred tax assets will not be realized in future years. For the year ended December 31, 2019, the Company recorded $92,916 of UBT tax expense and a corresponding intercompany payable to the Parent.

The Company had previously adopted the provisions for accounting for uncertain tax positions under ASC Topic 740, Income Taxes ("ASC 740"). As required by ASC 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. With limited exceptions, the statute of limitations is closed for tax year prior to 2016. The Company has not recognized penalties and interest related to the unrecognized tax benefits for the year ended December 31, 2019. As of December 31, 2019 the Company has no uncertain tax positions. New York City is currently conducting an audit of UBT for the period of January 1, 2015 – December 31, 2017. A contingency of $1.6 million plus interest exists as a result of the NYS Sales Tax audit discussed in Note 6 of the financial statements.

**Fair Value of Financial Instruments**

The Company adopted the guidance issued by the Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to ASC 820 Fair Value Measurements. This guidance requires the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (i.e., quoted prices for similar assets or liabilities in active markets).

Level 3 - unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

## 3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the

basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2019, the Company had net capital of $4,452,834, which was $4,301,846 in excess of its required net capital of $150,988. The ratio of aggregate indebtedness to net capital was 0.50 to 1.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the Rule as it does not hold customer funds or safe keep customer securities.

## 4. RELATED PARTIES

Of the revenue earned from participation fees, $9,030,796 has been earned from members or affiliates of members of the Parent. Accounts receivable included $80,416 owed to the Company by members or affiliates of members of the Parent.

The Company has entered into a Securities Service Agreement (the "Agreement") with EquiLend Europe Limited, EquiLend Limited and EquiLend Canada Corp. under which the Company performs services, including the facilitation of securities lending and borrowing transactions, on behalf of the above mentioned affiliates. These revenues, presented as brokerage fees on the statement of operations, total $10,474,289 for the year ended December 31, 2019. Also under the Agreement, the Company acts as a billing agent for participation fees on behalf of these affiliates. Participation fees are earned by these affiliates when the affiliates are designated as the operating entity in the underlying user agreement between the Company, the affiliates and the user. As of December 31, 2019, the Company was owed $216,810 from EquiLend Europe Limited. The Company owed $165,447 and $28,190 to EquiLend Canada Corp. and EquiLend Limited, respectively.

EquiLend Asia Limited services clients in the Asia region on behalf of the Company. Costs associated with this service are funded by the Company through a cost plus arrangement by which the Company will pay EquiLend Asia Limited a reimbursement for expenses incurred plus an 8% markup. For the year ended December 31, 2019, $1,986,679 of expenses resulting from this arrangement, presented as cost plus expense on the statement of operations, were incurred. As of December 31, 2019, the Company was owed $155,088 from EquiLend Asia Limited.

Investments consist of $4,911,913 invested in mutual funds, exchange trades funds and certificate of deposit through an investment account with an affiliate of a member of the Parent. Cash and cash equivalents consists of $2,258,592 in multiple bank accounts with an affiliate of a member of the Parent.

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates a portion of the operating costs to the Company. Such expenses totaled $28,647,194 for the year ended December 31, 2019. The Parent also allocated service fees of $4,681,883 to the Company under the Services Agreement for use of the Platform developed by the Parent. The Company reimburses the Parent for allocated expenses and service fees on a monthly basis. As of December 31, 2019, the Parent owed the Company $93,563, which is included in the due from affiliates balance on the Statement of Financial Condition.

## 5. FAIR VALUE

As required by FASB guidance, investments are classified within the level of the lowest significant input considered in determining fair value. The following table sets forth information about the level within the fair value hierarchy at which the Company's investments are measured as of December 31, 2019.

| | Financial Assets at Fair Value | | | |
|---|---|---|---|---|
| **Description** | **Level 1** | **Level 2** | **Level 3** | **Decmber 31, 2019** |
| Exchange traded funds | $ 2,591,241 | - | - | $ 2,591,241 |
| Mutual funds | 1,320,602 | - | - | 1,320,602 |
| Certificates of Deposits | 1,000,070 | - | - | 1,000,070 |
| **Total** | $ 4,911,913 | - | - | $ 4,911,913 |

## 6. CONTINGENCIES

The Company is party to a NYS sales tax audit and has been assessed for past due NYS sales tax and associated penalties of approximately $9 million. The Company had filed a Request for Conciliation Conference before the Bureau of Conciliation and Mediation Services which was held on February 6, 2018. The Conferee upheld the NYS auditors' assessment. During the Conciliation Conference, it was agreed that the Company is not required to pay sales tax on sales to clients of which NYS conducted a sales and use tax audit. The Company submitted audit verification letters demonstrating that certain clients were audited. The Conferee reduced the tax amount to remove these sales from the proposed assessment plus penalties. Pursuant to the Conciliation Order, the amount of tax is approximately $1.6 million plus interest. The Company has contested these sales tax assessments and has filed a petition. The company believes that it is not probable that it would be liable for such assessment based on consultation with legal counsel.

Additionally, the Company has been named as a defendant in two ongoing lawsuits, Iowa Public Employees' Retirement System et al. v. Bank of America Corporation et al. No. 1:17-cv-06221-KPF (S.D.N.Y.) and SL-x IP S.À.R.L. v. Bank of America Corporation, et al., No. 1:18-cv-10179 (S.D.N.Y.). The Company was also named as a defendant in QS Holdco Inc. v. Bank of America Corporation et al., No. 1:18-cv-00824 (RJS) (S.D.N.Y.), which was dismissed by the U.S. District Court for the Southern District of New York in August 2019. Plaintiff in this case may choose to appeal or re-file its claims in state court. While the results of these matters cannot be predicted with certainty, the Company believes that the final outcome of both the NYS sales tax audit and these lawsuits will not have a material adverse effect on the Company's financial condition.

## 7. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through February 25, 2020 (the date the financial statements were issued). The Company has

determined that there are no material events that would require disclosure in the Company's financial statements.

## SUPPLEMENTARY INFORMATION

# EQUILEND LLC
## (A wholly owned subsidiary of EquiLend Holdings LLC)
## Schedule I - Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission
**December 31, 2019**

| | | |
|---|---|---|
| Computation of net capital | | |
| Total member's equity | $ | 7,896,124 |
| Deductions and/or charges | | |
| Nonallowable assets | | |
| Accounts receivable | | 2,346,980 |
| Due from affiliates | | 465,460 |
| Other assets | | 177,993 |
| Total nonallowable assets | | 2,990,433 |
| Tentative net capital | | 4,905,691 |
| Haircuts on securities - mutual funds and exchange trades funds | | 452,857 |
| Net capital | $ | 4,452,834 |
| Aggregate indebtedness | | |
| Items included in the statement of financial condition | | |
| Deferred revenue and other liabilities | | 2,064,035 |
| Due to affiliates | | 200,780 |
| Total aggregate indebtedness | $ | 2,264,815 |
| Computation of basic net capital requirement | | |
| Minimum net capital required - the greater of $5,000 or 6-2/3% of aggregate indebtedness | $ | 150,988 |
| Excess net capital | $ | 4,301,846 |
| Ratio of aggregate indebtedness to net capital | | 0.50 to 1 |

There are no material differences between the amounts presented above and the amounts reported in the Company's December 31, 2019, unaudited Part IIA Focus report filed on January 27, 2020.

# EQUILEND LLC
**(A wholly owned subsidiary of EquiLend Holdings LLC)**
**Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2019**

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of that rule.